Morgan Lewis

Christopher D. Menconi
+1.202.373.6173
christopher.menconi@morganlewis.com

SEC MAIL PROCESSING
Received
MAR 09 2021
WASH, D.C.
9:28

BY MESSENGER

March 9, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed with regard to Trust for Advised Portfolios (File No. 811-21422)

Ladies and Gentlemen:

On behalf of Trust for Advised Portfolios and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of:

- *Andrea Hunter v. Infinity Q Diversified Alpha Fund, et al.*, No. 651295/2021 (Supreme Court, State of New York);
- *Yang v. Trust for Advised Portfolios, et al.*, Docket No. 1:21-cv-01047-FB-RLM (E.D.N.Y); and
- *David Rosenstein v. Trust for Advised Portfolios, et al.*, No. 651302/2021 (Supreme Court, State of New York).

If you have any questions regarding this submission, please do not hesitate to contact me at (202) 373-6173.

Sincerely,

Christopher Menconi

Christopher D. Menconi

Enclosures

DB1/ 119627150.1

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004
United States

T +1.202.739.3000
F +1.202.739.3001

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

ANDREA HUNTER, Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. INFINITY Q DIVERSIFIED ALPHA FUND; TRUST FOR ADVISED PORTFOLIOS; INFINITY Q CAPITAL MANAGEMENT, LLC; CHRISTOPHER E. KASHMERICK; JOHN C. CHRYSTAL; ALBERT J. DIULIO, S.J.; HARRY E. RESIS; RUSSELL B. SIMON; STEVEN J. JENSON; JAMES VELISSARIS; LEONARD POTTER; SCOTT LINDELL; QUASAR DISTRIBUTORS, LLC; EISNERAMPER LLP; BONDERMAN FAMILY LIMITED PARTNERSHIP, LP; and INFINITY Q MANAGEMENT EQUITY, LLC, Defendants.	Index No. _____ **DEMAND FOR JURY TRIAL**

COMPLAINT FOR VIOLATIONS OF THE SECURITIES ACT OF 1933

Plaintiff Andrea Hunter ("Plaintiff"), individually and on behalf of all others similarly

situated, through her undersigned attorneys, alleges the following based upon personal knowledge,

as to Plaintiff and Plaintiff's own acts, and upon information and belief, as to all other matters,

based on the investigation conducted by and through Plaintiff's attorneys, which included, among

other things, a review of filings with the U.S. Securities and Exchange Commission ("SEC")

submitted regarding the Infinity Q Diversified Alpha Fund (the "Fund"), as well as media and

analyst reports about the Fund. Plaintiff believes that substantial additional evidentiary support

will exist for the allegations set forth herein.

SUMMARY OF THE ACTION

1.   This is an action by and on behalf of all persons and entities who purchased shares of the Fund (tickers: IQDAX (Investor Class), IQDNX (Institutional Class)) during the period of February 24, 2018 through February 18, 2021, inclusive (the "Class Period"), pursuant and/or traceable to one of the Fund's Registration Statements or Prospectuses.

2.   Plaintiff, individually and on behalf of all other persons similarly situated, alleges the following upon personal knowledge as to herself and her own acts, and as to all other matters upon information and belief, based upon the investigation made by and through her undersigned counsel, which included, *inter alia*, review of SEC filings, various websites and Internet information sources, analyst reports, news articles, trading reports, and other publicly available materials.

3.   Plaintiff alleges that the Fund, its investment adviser, trustees, underwriter, auditor, and other Defendants violated the Securities Act of 1933 ("Securities Act") by registering, offering, and selling shares of the Fund pursuant to false and misleading registration statements and prospectuses. The action asserts strict-liability, non-fraud claims under §§11, 12, and 15 of the Securities Act.

4.   The Fund is a diversified open-end investment company and a series of the Trust for Advised Portfolios (the "Trust"). The investment adviser of the Fund is Infinity Q Capital Management LLC ("Infinity Q" or the "Adviser"), which manages the day-to-day activities of the Fund, as supervised by the Trust's Board of Trustees (the "Trustees").

5.   The Fund's stated investment objective is to generate positive absolute returns. The Fund is generally intended to provide exposure to strategies often referred to as "alternative" or "absolute return" strategies. The Fund implements these strategies by, among other things, investing globally either directly in, or through *total return swaps* on, a broad range of instruments.

2

6.   Total return swaps are contracts in which parties agree to exchange sums equivalent to the income streams produced by specified assets (hereinafter "swap contracts"). At the end of November 2020, the Fund held swap contracts with a purported fair value of $449 million, equaling about 26% of its $1.71 billion in net assets at the time. This included so-called variance swap contracts, used to hedge or speculate on the magnitude of a price movement of an underlying asset, written by a wide range of Wall Street banks, and that were tied to the volatility of global market benchmarks, such as the S&P 500 index.

7.   Mutual funds like the Fund must value their assets every day to compute the fund's net asset value ("NAV"). NAV represents a fund's per share market value. It is derived by dividing the total value of all the cash and securities in a fund's portfolio, less any liabilities, by the number of shares outstanding. NAV computation is undertaken at the end of each trading day and is a critical duty and function of a mutual fund.

8.   During the Class Period, Infinity Q used models provided by third-party pricing services to determine the value of certain of the Fund's swap contracts for purposes of calculating its NAV.

9.   On or about February 22, 2021, in a filing with the SEC, the Fund, the Trust, and Infinity Q *admitted* that Infinity Q's Chief Investment Officer James Velissaris, had been improperly "adjusting certain parameters" within third-party pricing models that affected the valuation of swap contracts owned by the Fund. The disclosure of this information was prompted by an SEC investigation.

10.   As a result of this disclosure, it became clear that incorrect valuations of the Fund's assets have been reported to investors in SEC filings as well as in the Fund's daily share pricing (NAV) for some time.

11.   Thus, throughout the Class Period, the Fund misrepresented and artificially inflated the value of its assets and its NAV. As such, the Fund was a house of cards waiting to be knocked down as soon as the manipulated valuations came to light.

12.   From the start of the Class Period until December 31, 2020 (when the Fund was "closed to all new investment" for unknown reasons), investors steadily invested in the Fund, causing its assets under management to increase from approximately $190 million to approximately $1.7 billion. This inflow of new investments masked the truth about the Fund's inflated NAV and the risks associated with its investments.

13.   In the same disclosure of February 22, 2021, the Fund also revealed that other of its assets may have been valued in an unreliable manner. As a result, the Fund would be liquidating itself after a proper valuation of its assets.

14.   On February 22, 2021, the SEC issued an order approving Infinity Q's request to temporarily halt redemptions in the Fund as of February 19, 2021.

15.   Investors are now stuck waiting to learn what their shares are actually worth and what they will receive in the liquidation. This has damaged Plaintiff and the other members of the class significantly.

JURISDICTION AND VENUE

16.   The claims asserted herein arise under and pursuant to §§11, 12(a)(2), and 15 of the Securities Act, 15 U.S.C. §§77k, 77l(a)(2), and 77o.

17.   This Court has subject matter jurisdiction over this action under the New York Constitution, Article VI, §7(a), and §22 of the Securities Act, 15 U.S.C. §77v. Removal is barred by §22 of the Securities Act.

18.   This Court has personal jurisdiction under Rules 301 and 302(a) of the New York Civil Practice Law and Rules ("CPLR") because the Offering Materials (defined herein) were

4

prepared and reviewed, in part, in New York, Defendants and their agents solicited the subject

securities and transmitted the Offering Materials to investors in New York, and the Fund's shares

trade on a market located in New York.

19.   This Court has personal jurisdiction over each Defendant named herein because

each conducted business in New York at the time of the Offerings, including the drafting and

reviewing of the Offering Materials and soliciting investors in New York. In addition, certain

Defendants, including the Fund's Adviser (defined below), reside in New York.

20.   Venue is proper pursuant to CPLR §503(a) because a substantial part of the events

or omissions giving rise to the claim occurred in this County.

PARTIES

A.   Plaintiff

21.   Plaintiff Andrea Hunter purchased shares of the Fund during the Class Period

(ticker: IQDNX) pursuant or traceable to the Registration Statements and Prospectuses at issue in

this Complaint and has been damaged thereby.

B.   Defendants

22.   The Fund is a diversified open-end investment company. Its investment objective

is to seek to generate positive absolute returns. The Fund is generally intended to provide exposure

to several strategies often referred to as "alternative" or "absolute return" strategies. Absolute

return strategies seek to produce positive performance in both positive and negative environments

for equities, fixed income, and credit markets. Utilizing a diversified portfolio of instruments, the

Fund seeks exposure to the following strategies: Volatility, Equity Long/Short, Relative Value and

Global Macro. Through exposure to these strategies, the Fund attempts to generate positive

absolute returns over time. The Fund implements these strategies by investing globally (including

5

in emerging markets) either directly in, or through total return swaps on, a broad range of instruments.

23.   Defendant Trust for Advised Portfolios (the "Trust") is the Fund's registrant. The Trust is a Delaware statutory trust and is registered with the SEC under the Investment Company Act of 1940 (the "ICA") as an open-end management investment company. The Trust has 18 series of shares, each having a different investment objective and different investment policies. The Fund is one of such series. The Trust also transacts business in New York. The Trust is run by a Board of Trustees (the "Board").

24.   Defendant Infinity Q Capital Management LLC is the Fund's investment adviser ("Infinity Q" or the "Adviser") and is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser has been retained by the Fund under an investment advisory agreement to act as the Fund's Adviser, subject to the oversight of the Board. The Adviser is responsible for the day-to-day management of the Fund in accordance with the Fund's investment objective and policies. The Adviser also furnishes the Fund with office space and certain administrative services and provides most of the personnel needed to fulfill its obligations under its advisory agreement. For its services, the Fund pays the Adviser a monthly management fee that is calculated at the annual rate of 1.70% of the Fund's average daily net assets. As of January 31, 2021, Infinity Q valued its assets under management at approximately $3.0 billion, of which approximately $1.8 billion was attributable to the Fund. Infinity Q is a Delaware limited liability company with its principal place of business at 888 7th Ave, Suite 3700, New York, NY 10106. Infinity Q transacts business in New York.

25.   Defendant Christopher E. Kashmerick ("Kashmerick") is and was the Chairman of the Board of the Trust at all relevant times as well as the Trust's President and Principal Executive

Officer. He signed each Registration Statement effective during the Class Period. Kashmerick transacts business in New York.

26.   Defendant John C. Chrystal ("Chrystal") is and was a Trustee of the Board at all relevant times. He signed each Registration Statement effective during the Class Period. Chrystal transacts business in New York.

27.   Defendant Albert J. DiUlio, S.J. ("DiUlio") is and was a Trustee of the Board at all relevant times. He signed each Registration Statement effective during the Class Period. DiUlio transacts business in New York.

28.   Defendant Harry E. Resis ("Resis") is and was a Trustee of the Board at all relevant times. He signed each Registration Statement effective during the Class Period. Resis transacts business in New York.

29.   This Complaint refers to Kashmerick, Chrystal, DiUlio, and Resis as the "Trustees" or the "Trustee Defendants."

30.   Defendant Russel B. Simon ("Simon") is and was Treasurer and Principal Financial Officer of the Trust and a control person of the Trust at all relevant times. He signed each Registration Statement effective during the Class Period. Simon transacts business in New York.

31.   Defendant Steven J. Jenson ("Jenson") is and was Vice President and Chief Compliance and AML Officer of the Trust and a control person of the Trust at all relevant times. Jenson transacts business in New York.

32.   Defendant James Velissaris ("Velissaris") is and was a Director of the Adviser at all relevant times and was its Chief Investment Officer ("CIO") at all relevant times until February 20, 2021. During the Class Period, he was a control person of the Adviser. Effective February 21,

7

2021, Velissaris was relieved of his duties as CIO. Velissaris resides in and/or transacts business in New York.

33.   Defendant Leonard Potter ("Potter") is the Chief Executive Officer of the Adviser and is a control person of the Adviser. Potter resides in and/or transacts business in New York. Potter is also employed by Wildcat Capital Management, LLC, which is an affiliate of Defendant Bonderman Family Limited Partnership, LP.

34.   Defendant Scott Lindell ("Lindell") is the Chief Risk Officer of Infinity Q and is a control person of the Adviser. Lindell resides in and/or transacts business in New York.

35.   This Complaint refers to Velissaris, Potter, and Lindell as the "Adviser Control Defendants." The Adviser Control Defendants are the portfolio managers who were principally responsible for the day-to-day management of the Fund's portfolio at all relevant times.

36.   This Complaint refers to the Trustee Defendants, Simon, Jensen, and the Adviser Control Defendants as the "Individual Defendants."

37.   Defendant Quasar Distributors, LLC ("Quasar" or "Underwriter"), an affiliate of the Fund's transfer agent and distributor, U.S. Bancorp Fund Services, LLC, is the principal underwriter for the Fund and has been at all relevant times. Quasar is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. Quasar transacts business in New York.

38.   Defendant EisnerAmper LLP ("EisnerAmper" or the "Auditor") is and was the Fund's auditor at all relevant times. EisnerAmper audited the Fund's consolidated statement of assets and liabilities which was filed annually with the SEC in the Fund's Annual Report. EisnerAmper resides in and/or transacts business in New York.

8

39.   Defendant Bonderman Family Limited Partnership, LP ("Bonderman") owns more than 25% of the Adviser and is a control person of the Adviser. Bonderman resides in and/or transacts business in New York.

40.   Defendant Infinity Q Management Equity, LLC ("IQME") owns more than 25% of the Adviser and is a control person of the Adviser. IQME resides in and/or transacts business in New York.

BACKGROUND

41.   Infinity Q Diversified Alpha Strategy launched in October 2014 to provide "positive absolute" returns that are "uncorrelated to equity and fixed income markets."

42.   As a mutual fund, the Fund is registered as an investment company under the ICA. It offers securities to the public, and those offerings are required to be registered under the Securities Act.

43.   Under the ICA, mutual fund advisers must also file periodic reports with the SEC, provide enhanced disclosures to mutual fund investors, act in the best interests of their clients, and implement extensive risk management and operational controls and procedures.

44.   In addition, mutual fund shares must be priced daily at NAV. NAV represents a fund's per share market value. It is the price at which investors buy ("bid price") fund shares from a fund company and sell them ("redemption price") to a fund company. It is derived by dividing the total value of all the cash and securities in a fund's portfolio, less any liabilities, by the number of shares outstanding. NAV computation is undertaken at the end of each trading day and is a critical duty and function of a mutual fund.

45.   Mutual funds investors generally must be able to freely redeem their shares. Because they must maintain portfolio liquidity to satisfy share redemptions and to protect investors, mutual funds are also subject to various investment restrictions, including limits on the

9

amount of risk they may take on, their ability to concentrate investments in an issuer or industry, the amount of leverage they can be exposed to, and the types of securities they can invest in.

46.   The Fund's stated investment objective is to generate positive absolute returns. The Fund is generally intended to provide exposure to strategies often referred to as "alternative" or "absolute return" strategies. The Fund implements these strategies by, among other things, investing globally either directly in, or through ***total return swaps*** on, a broad range of instruments, including, but not limited to, equities, bonds, currencies, commodities, MLPs, credit derivatives, convertible securities, futures, forwards, options, including complex options such as barrier options, and swaps.

47.   Total return swaps, also referred to as "swap contracts" throughout this Complaint, are contracts in which parties agree to exchange sums equivalent to the income streams produced by specified assets. At the end of November 2020, the Fund held swap contracts with a purported fair value of $449 million, equaling about 26% of its $1.71 billion in net assets at the time. This included so-called variance swap contracts, used to hedge or speculate on the magnitude of a price movement of an underlying asset, written by a wide range of Wall Street banks, and that were tied to the volatility of global market benchmarks, such as the S&P 500 index.

48.   During the Class Period, Infinity Q used models provided by third-party pricing services to determine the value of the Fund's swap contracts for purposes of calculating its NAV. Unknown to investors, Infinity Q was manipulating those third-party prices to value its assets as it saw fit.

DEFENDANTS' MISLEADING OFFERING MATERIALS

49.   This is a class action on behalf of all persons or entities who acquired the Fund's shares during the period from February 24, 2018 through February 18, 2021, inclusive, pursuant

10

to untrue and misleading Registration Statements and Prospectuses issued in connection with the continuous offering of the Fund's shares during this period.

50.   Defendants issued and distributed the following documents, among others, in connection with the continuous offering of the Fund's shares to the investing public during the Class Period:

(a)   Fund Registration Statements filed with the SEC with the following effective dates (collectively, the "Registration Statements"): December 31, 2017, December 31, 2018, and December 31, 2019;

(b)   Fund Prospectuses effective December 31, 2017, December 31, 2018, and December 31, 2019 (collectively, the "Prospectuses"), which each formed part of its respective Registration Statement);

(c)   Fund Summary Prospectuses dated December 31, 2017, December 31, 2018, and December 31, 2019 (collectively, the "Summary Prospectuses");

(d)   Fund Statements of Additional Information ("SAIs") and SAI Supplements;

(e)   Certified Shareholder Reports of Registered Management Investment Companies (Form N-CSR), filed with the SEC at the end of each fiscal year (August 31) by Infinity Q (the "Annual Reports"); and

(f)   Additional filings made with the SEC, or otherwise made available to investors, related to the above-listed documents.

51.   The documents referenced in ¶50(a)-(f) are collectively referred to herein as the "Offering Materials."

52.   Each of the foregoing documents was negligently prepared and contained untrue statements of material fact and/or omitted to state other facts necessary to make the statements

11

made not misleading, as described below. While the documents were not identical year to year, they contained many substantially similar untrue statements and were rendered misleading by substantially similar omissions of material fact.

53. A reasonable investor would have viewed the undisclosed facts described herein, jointly and severally, as having altered the total mix of available information regarding the Fund. A reasonable investor also would understand that the undisclosed facts would cause the Fund to undertake materially increased risk during the Class Period because the Fund was investing in a manner that was of materially greater risk than had been disclosed and because its valuation of its assets could not be relied upon.

54. Defendants repeatedly made materially false and misleading statements in the Offering Materials regarding: (1) the Fund's present NAV and historical NAVs; (2) the Fund's valuation procedures; (3) the risks to investors of investing in Fund shares; and (4) the Fund's risk oversight.

55. The Offering Materials repeatedly falsely stated historical NAV values because the value of a material portion of its assets were *admittedly* intentionally manipulated and overstated.

56. The Offering Materials also falsely detailed how the Fund calculates its NAV. Specifically, the Offering Materials stated, in pertinent part:

> NAV is calculated by adding the value of all securities and other assets attributable to the Fund (including interest and dividends accrued, but not yet received), then subtracting liabilities attributable to the Fund (including accrued expenses).
>
> . . .
>
> All other assets of the Fund [including swap contracts] are *valued in such manner as the Board in good faith deems appropriate to reflect their fair value*.
>
> For assets for which market quotations are available, valuations are straightforward. *In the absence of an ascertainable market value, assets are valued at their fair value as determined by the Advisor using methods and procedures reviewed and approved by the Trustees.*

12

[Emphasis added.]

57.   These statements were false and misleading because the daily NAV did not accurately reflect the true value of swap contracts held by the Fund.

58.   The Offering Materials also misled investors regarding how the Fund calculated its NAV (and thereby priced its shares). The Offering Materials stated, in pertinent part:

> Shares of the Fund are sold at NAV per share which is calculated as of the close of regular trading (generally, 4:00 p.m., Eastern Time) on each day that the New York Stock Exchange ("NYSE") is open for unrestricted business. . . .

> Purchase and redemption requests are priced based on the next NAV per share calculated after receipt of such requests. The NAV is the value of the Fund's securities, cash and other assets, minus all expenses and liabilities (assets − liabilities = NAV). NAV per share is determined by dividing NAV by the number of shares outstanding (NAV/ # of shares = NAV per share). The NAV takes into account the expenses and fees of the Fund, including management and administration fees, which are accrued daily.

> In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. Each security owned by the Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Where the security is listed on more than one exchange, the Fund will use the price of the exchange that the Fund generally considers to be the principal exchange on which the security is traded.

> *When reliable market quotations are not readily available or the Fund's pricing service does not provide a valuation (or provides a valuation that in the judgment of the Adviser does not represent the security's fair value) or when, in the judgment of the Adviser, events have rendered the market value unreliable, a security or other asset is valued at its fair value as determined under procedures approved by the Board. Valuing securities at fair value is intended to ensure that the Fund is accurately priced and involves reliance on judgment. Fair value determinations are made in good faith in accordance with the procedures adopted by the Board. The Board will regularly evaluate whether the Fund's fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust's valuation committee.* There can be no assurance that the Fund will obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Fund determines its NAV per share.

. . .

13

[T]ypes of securities that the Fund may hold for which fair value pricing might be required include, but are not limited to: (a) investments which are not frequently traded and/or the market price of which the Adviser believes may be stale; (b) illiquid securities, including "restricted" securities and private placements for which there is no public market; (c) securities of an issuer that has entered into a restructuring; (d) securities whose trading has been halted or suspended; and (e) fixed income securities that have gone into default and for which there is not a current market value quotation.

[Emphasis added.]

59.   This description was false and misleading because it did not reveal the truth about

Infinity Q's manipulation of third-party valuation models.

60.   The Offering Materials made additional misleading statements regarding the

Trust's Valuation Committee:

The Board has delegated day-to-day valuation matters to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant Treasurer and is overseen by the Trustees. *The function of the Valuation Committee is to review each Adviser's valuation of securities held by any series of the Trust for which current and reliable market quotations are not readily available. Such securities are valued at their respective fair values as determined in good faith by each Adviser, and the Valuation Committee gathers and reviews Fair Valuation Forms that are completed by an Adviser to support its determinations, and which are subsequently reviewed and ratified by the Board.* The Valuation Committee meets as needed. The Valuation Committee met twelve times during the fiscal year ended August 31, 2019, with respect to the Fund.

[Emphasis added.]

61.   These statements were false and misleading because the Valuation Committee was

not ensuring that the Fund's assets were properly valued.

62.   The Offering Materials also failed to disclose the true risks related to the Fund's

investment strategies and the specific issues with valuing the Fund's resulting investments. While

the Offering Materials provided boilerplate risk disclosures including a "Valuation" Risk, they

failed to disclose the concrete and specific risk to investors that the Fund's processes were in

14

violation of SEC rules and that the Fund would need to liquidate at a substantial loss to its investor-

holders.

63.   The Offering Materials also misleadingly touted the Fund's purported risk

oversight procedures. The Offering Materials stated, in pertinent part:

> Through its direct oversight role, and indirectly through the Audit Committee, and
> officers of the Fund and service providers, the Board performs a risk oversight
> function for the Fund. To effectively perform its risk oversight function, the Board,
> among other things, performs the following activities: receives and reviews reports
> related to the performance and operations of the Fund; reviews and approves, as
> applicable, the compliance policies and procedures of the Fund; approves the
> Fund's principal investment policies; adopts policies and procedures designed to
> deter market timing; meets with representatives of various service providers,
> including the Adviser, to review and discuss the activities of the Fund and to
> provide direction with respect thereto; and appoints a chief compliance officer of
> the Fund who oversees the implementation and testing of the Fund's compliance
> program and reports to the Board regarding compliance matters for the Fund and
> its service providers.
>
> The Trust has an Audit Committee, which plays a significant role in the risk
> oversight of the Fund as it meets periodically with the auditors of the Fund. The
> Board also meets quarterly with the Fund's chief compliance officer.
>
> Not all risks that may affect the Fund can be identified nor can controls be
> developed to eliminate or mitigate their occurrence or effects. It may not be
> practical or cost effective to eliminate or mitigate certain risks, the processes and
> controls employed to address certain risks may be limited in their effectiveness, and
> some risks are simply beyond the reasonable control of the, the Adviser or other
> service providers. Moreover, it is necessary to bear certain risks (such as
> investment-related risks) to achieve the Fund's goals. As a result of the foregoing
> and other factors, the Fund's ability to manage risk is subject to substantial
> limitations.

64.   These statements were false and misleading because the actual valuation process

employed by the Fund was itself a source of significant risk for Fund investors and would and did

significantly increase the risk of a sudden liquidation, which itself creates extreme risk for the

Fund's investors.

15

65. The Offering Materials also falsely claimed that the Fund's Trustees "take[] a conservative and thoughtful approach to addressing issues facing the Fund."

66. In addition, Item 303 of SEC Regulation S-K, 17 C.F.R. §229.303(a)(3)(ii), requires defendants to "[d]escribe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations." Similarly, Item 503 of SEC Regulation S-K, 17 C.F.R. §229.503, requires, in the "Risk Factor" section of the Registration Statements and Prospectuses, "a discussion of the most significant factors that make the offering speculative or risky" and requires each risk factor to "adequately describe[]the risk." The failure to disclose in the Offering Materials the risk of severe losses to Fund investors due to forced liquidation caused by improperly manipulated valuation models violated 17 C.F.R. §229.303(a)(1) and §229.303(a)(3)(ii) because it would (and did) result in the Fund's liquidity increasing or decreasing in a material way and because it would (and did) have an unfavorable impact on the Fund's net investment income from operations. The failure also violated 17 C.F.R. §229.503 because these specific risks were not adequately disclosed, or disclosed at all.

67. The Fund also misled investors each and every day it issued and sold shares at the artificially inflated NAV because the NAV itself was a misrepresentation.

68. The Fund's NAV was also misstated in the Fund's Annual Reports. The figures provided in the Annual Reports for the Fund's assets, net assets, and NAV, audited by the Auditor, were all false for the same faulty valuation reason already discussed herein.

69. Furthermore, the Annual Reports' Notes to Consolidated Financial Statements, misleadingly stated as follows regarding the Fund's accounting policies:

16

Note 2 – Significant Accounting Policies

The following is a summary of *significant accounting policies consistently followed by the Fund* in the preparation of its financial statements. These policies are *in conformity with accounting principles generally accepted in the United States* of America ("GAAP") for investment companies.

(a) Securities Valuation

The Fund follows a fair value hierarchy that distinguishes between market data obtained from independent sources (observable inputs) and the Fund's own market assumptions (unobservable inputs). The inputs or methodology used in determining the value of the Fund's investments are not necessarily an indication of the risk associated with investing in those securities.

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized into three broad categories as defined below:

Level 1 - Quoted prices in active markets for identical securities. An active market for a security is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 - Significant unobservable inputs, including the Fund's own assumptions in determining fair value of investments

Equity securities that are traded on a national securities exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level 1 of the fair value hierarchy.

Debt securities including corporate, convertible, U.S. government agencies, U.S. treasury obligations, and sovereign issues are normally valued by pricing service providers that use broker dealer quotations or valuation estimates from their internal pricing models. The service providers' internal models use inputs that are observable such as issuer details, interest rates, yield curves, prepayment speeds, credit risk/spreads and default rates. Securities that use similar valuation techniques and inputs as described above are categorized as Level 2 of the fair value hierarchy.

17

Short-term investments classified as money market instruments are valued at net asset value price. These investments are categorized as Level 1 of the fair value hierarchy.

Other financial derivative instruments, such as foreign currency contracts, options contracts, futures, or *swap agreements*, derive their value from underlying asset prices, indices, reference rates, and other inputs or a combination of these factors. *Depending on the product and the terms of the transaction, the value of the derivative contracts can be estimated by the Adviser or a pricing service using model pricing tailored to the type of security held. The pricing models use various inputs that are observed from actively quoted markets such as issuer details, indices, spreads, interest rates, curves, implied volatility and exchange rates.*

. . .

The Fund makes investments in various types of volatility and variance swaps. The Adviser deems vanilla volatility and index barrier variance swaps as Level 2 positions, and common stock barrier and corridor variance swaps as Level 3 positions in the fair value hierarchy. *The Fund uses a pricing service to model price the variance swap trades. The pricing service uses quotes from brokers to estimate implied volatility levels as an input to these models.* A significant change in implied volatility could have a significant impact on the value of a position.

The Fund makes dispersion investments using volatility and variance swaps and options on dispersion. The Adviser deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. The Adviser uses model pricing to calculate the fair volatility level for each leg of the dispersion trade. *The Adviser uses quotes from a pricing service and brokers to estimate implied volatility levels as an input to these models.* A significant change in implied volatility could have a significant impact on the value of a position, and depending on the direction of the change, could either increase or decrease a position's value.

The Fund makes cross-asset correlation investments using correlation and covariance swaps. The Adviser deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. *The Adviser uses a third party calculation agent to value these positions. The local volatility model is used to calculate the fair correlation level for correlation swaps. Quotes from a pricing service are used to estimate the implied correlation levels as an input to these models.* A significant change in implied volatility could have a significant impact on the value of a position, and depending on the direction of the change, could either increase or decrease a position's value.

[Emphasis added.]

70.   In addition, the Annual Reports included a "Statement Regarding Liquidity Risk

Management Program," as follows:

> The Fund has adopted a liquidity risk management program (the "program"). The Fund's Board has designated the Operational Risk Committee ("Committee") of the Adviser to serve as the administrator of the program. The Committee conducts the day-to-day operation of the program pursuant to policies and procedures administered by the Committee.
>
> Under the program, the Committee manages the Fund's liquidity risk, which is the risk that the Fund could not meet shareholder redemption requests without significant dilution of remaining shareholders' interests in the Fund. This risk is managed by monitoring the degree of liquidity of the Fund's investments, limiting the amount of the Fund's illiquid investments, and utilizing various risk management tools and facilities available to the Fund for meeting shareholder redemptions, among other means. The Committee's process of determining the degree of liquidity of the Fund's investments is supported by one or more third-party liquidity assessment vendors.

71.   These statements and others were materially misleading because they did not

accurately reflect how the swap contracts were accounted for (in that the pricing service valuations

were manipulated to overvalue the assets) or how the Fund managed its liquidity risk.

THE TRUTH IS REVEALED THAT THE FUND'S NAV WAS MANIPULATED

72.   On December 30, 2020, for unknown reasons, the Fund filed a supplemental

Prospectus and notice with the SEC, which stated as follows:

> Effective as of the close of business on December 31, 2020, the Infinity Q Diversified Alpha Fund (the "Infinity Q Fund") is closed to all new investment, including through dividend reinvestment, and the Infinity Q Fund's transfer agent will not accept orders for purchases of shares of the Infinity Q Fund from either current Infinity Q Fund shareholders or new investors. Current shareholders, however, may continue to redeem Infinity Q Fund shares. If all shares of the Infinity Q Fund held in an existing account are redeemed, the shareholder's account will be closed.

Then, on or around February 21, 2021, the Fund *admitted* that Infinity Q's CIO, Velissaris,

had been "adjusting certain parameters within the third-party pricing model that affected the

valuation" of swap contracts.

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73.   Infinity Q further admitted it was unable to conclude that these adjustments were reasonable, and, further, it was unable to verify that the values it had previously determined for the swap contracts were reflective of fair value. Infinity Q also stated that it would not be able to calculate a fair value for the swap contracts in sufficient time to calculate an accurate NAV for at least several days.

74.   Infinity Q then purportedly "immediately began the effort to value these Swap positions accurately to enable the Fund to calculate an NAV, which effort includes the retention of an independent valuation expert," and which effort "may take several days or weeks." Moreover, Infinity Q and the Fund are now undertaking an effort to determine whether the fair values calculated for *other* of the Fund's positions are reliable, and the extent of the impact on historical valuations.

75.   As a result, the Fund did not calculate an NAV on February 19, 2021, nor any day thereafter until the filing of this Complaint, and it is unknown when the Fund will be able to calculate an NAV.

76.   On February 22, 20121, due to Fund's inability to calculate its NAV, and on the Fund's request, the SEC took the *extraordinary step of suspending redemptions* of the Fund indefinitely. Investors in the Fund are therefore left waiting an unknown amount of time to learn what their investment is actually worth and what they will receive for it at liquidation.

77.   Around this same time, several media organizations began reporting on the Fund's valuation manipulation and the SEC's freeze on its redemptions.

CLASS ACTION ALLEGATIONS

78.   Plaintiff brings this action as a class action on behalf of herself and all persons who purchased shares of the Fund during the Class Period (the "Class"). Excluded from the Class are

20

Defendants and their families, the officers and directors of the Fund, Trust and Adviser at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns, and any entity in which Defendants have or had a controlling interest.

79.   The members of the Class are so numerous that joinder of all members is impracticable. As of August 31, 2020, there were over 4.7 million IQDAX shares outstanding and nearly 115 million IQDNX shares outstanding. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are at least hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Fund or its agents and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

80.   Common questions of law and fact predominate and include: (i) whether Defendants violated the Securities Act; (ii) whether Defendants omitted and/or misrepresented material facts in the Offering Materials; and (iii) the extent and appropriate measure of damages.

81.   Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

82.   Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

83.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden

of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

COUNT I
Violation of §11 of the Securities Act
(Against Fund, Trust, Adviser, Auditor, Underwriter, Trustees, and Simon)

84.   Plaintiff incorporates the allegations in ¶¶1-83 as though fully set forth herein.

85.   This Count is brought pursuant to §11 of the Securities Act on behalf of Plaintiff and the Class against the Trust, Adviser, Underwriter, Trustees, and Simon.

86.   The Registration Statements were inaccurate and misleading, contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

87.   The Trust is the registrant for the shares of the Fund, and as such is strictly liable for the false statements contained in the Registration Statements. The Underwriter, Adviser, and the Trustee Defendants and Simon, who each signed the Registration Statements, were responsible for the contents and dissemination of the Registration Statements.

88.   None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements were true and without omissions of any material facts and were not misleading.

89.   By reasons of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, §11 of the Securities Act.

90.   Plaintiff acquired shares of the Fund during the Class Period and pursuant to the Registration Statement(s).

22

91.   Plaintiff and the Class have sustained damages. The value of the shares of the Fund is currently unknown but has declined substantially subsequent to and due to discovery of Defendants' violations.

92.   At the times they purchased shares of the Fund, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Count is based to the time of filing of the Complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time of the filing of the Complaint.

COUNT II
Violation of §12(a)(2) of the Securities Act
(Fund, Trust, Adviser, Auditor, Underwriter, Trustees, and Simon)

93.   Plaintiff incorporates the allegations in ¶¶1-92 as though fully set forth herein.

94.   This Count is brought pursuant to §12(a)(2) of the Securities Act on behalf of Plaintiff and the Class against all Defendants.

95.   Defendants named herein were sellers and offerors and/or solicitors of purchasers of the shares of the Fund offered pursuant to the Registration Statements, Prospectuses and other Offering Materials and were motivated by a desire to serve their own financial interests or those of the Fund or the Adviser.

96.   The Prospectuses contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. The actions of solicitation included participating in the preparation of the false and misleading Prospectuses and participating in marketing the shares of the Fund to investors.

97.   Each of the Defendants named herein owed to the purchasers of Fund shares, including Plaintiff and other Class members, the duty to make a reasonable and diligent investigation of the statements contained in the Prospectuses and corresponding supplements and amendments to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants, in the exercise of reasonable care, should have known of the misstatements and omissions contained in the Prospectuses as set forth above.

98.   Plaintiff and the other members of the Class purchased or otherwise acquired shares of the Fund pursuant to the defective Prospectuses. Plaintiff did not know, nor in the exercise of reasonable diligence could she have known, of the untruths and omissions contained in the Prospectuses.

99.   By reason of the conduct alleged herein, Defendants violated, and/or controlled a person who violated, §12(a)(2) of the Securities Act. Accordingly, Plaintiff and members of the Class who hold shares of the Fund have the right to rescind and recover the consideration paid for their shares of the Fund and hereby elect to rescind and tender those shares to the Defendants sued herein.

COUNT III
Violation of §15 of the Securities Act
(Against All Defendants Except Auditor and Underwriter)

100.   Plaintiff incorporates the allegations in ¶¶1-99 as though fully set forth herein.

101.   This Count is brought pursuant to §15 of the Securities Act on behalf of Plaintiff and the Class against the Fund, Trust, Adviser, Trustees, Individual Defendants, Bonderman, and IQME.

102.   The Adviser managed and controlled the business affairs of the Fund and was a control person of the Fund. The Adviser and the Adviser Control Defendants each had a series of

24

direct and/or indirect business and/or personal relationships with the Trustees, directors and/or officers and/or related entities of the Fund. Bonderman and IQME also were control persons of the Adviser.

103. Each of the Individual Defendants was a control person of the Fund, Trust, and/or Adviser by virtue of his position as a Director, Trustee and/or senior officer of the Fund, Trust or Adviser. The Individual Defendants each had a series of direct and/or indirect business and/or personal relationships with other Trustees, directors and/or officers and/or related entities of the the Fund. By reason of such conduct, the Defendants named in this Count are liable pursuant to §15 of the Securities Act.

104. Each of the Defendants named herein was also a culpable participant in the violations of §§11 and 12(a)(2) of the Securities Act alleged in Counts I and II above, based on their having signed the Registration Statements and/or having otherwise participated in the process which allowed sales of shares of the Fund to be successfully completed. By reason of such conduct, the Defendants named in this Count are liable pursuant to §15 of the Securities Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment as follows:

A.   Determining that this action is a proper class action and certifying Plaintiff as Class Representative;

B.   Awarding damages and interest;

C.   Awarding rescission and/or a rescissory measure of damages;

D.   Awarding Plaintiff's reasonable costs, including attorneys' fees; and

E.   Awarding such equitable/injunctive or other relief as the Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: February 24, 2021   **SCOTT+SCOTT ATTORNEYS AT LAW LLP**

/s/ Thomas L. Laughlin, IV.
Thomas L. Laughlin, IV
Rhiana L. Swartz
The Helmsley Building
230 Park Avenue, 17th Floor
New York, NY 10169
Telephone: (212) 223-6444
Facsimile: (212) 223-6334
tlaughlin@scott-scott.com
rswartz@scott-scott.com

Michael E. Criden
Lindsey Grossman
CRIDEN & LOVE, P.A.
7301 SW 57th Court, Suite 515
South Miami, FL 33143
Telephone: (305) 357-9000
Facsimile: (305) 357-9050
mcriden@cridenlove.com
lgrossman@cridenlove.com

Attorneys for Plaintiff Andrea Hunter

THE ROSEN LAW FIRM, P.A.
Phillip Kim, Esq. (PK 9384)
Laurence M. Rosen, Esq. (LR 5733)
275 Madison Ave., 40th Floor
New York, New York 10016
Telephone: (212) 686-1060
Fax: (212) 202-3827
Email: pkim@rosenlegal.com
　　　　lrosen@rosenlegal.com

Counsel for Plaintiff

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF NEW YORK

LIANG YANG, Individually and on behalf of all others similarly situated, 　　　　　Plaintiff, v. TRUST FOR ADVISED PORTFOLIOS, INFINITY Q CAPITAL MANAGEMENT, LLC, CHRISTOPHER E. KASHMERICK, JOHN C. CHRYSTAL, ALBERT J. DIULIO, S.J., HARRY E. RESIS, RUSSELL B. SIMON, LEONARD POTTER, and JAMES VELISSARIS, 　　　　　Defendants.	Case No. CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS <u>JURY TRIAL DEMANDED</u> <u>CLASS ACTION</u>

Plaintiff Liang Yang ("Plaintiff"), individually and on behalf of all other persons similarly situated, by Plaintiff's undersigned attorneys, for Plaintiff's complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff's own acts, and information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff's attorneys, which included, among other things, a review of the defendants' public documents, and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published

1

by and regarding Infinity Q Diversified Alpha Fund (the "Fund"), analysts' reports and advisories, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1.   This is a federal securities class action on behalf of all persons and entities who purchased the Infinity Q Diversified Alpha Fund Investor Class shares (IQDAX) or Institutional Class shares (IQDNX) between December 21, 2018 and February 22, 2021, both dates inclusive (the "Class Period"). Plaintiff seeks to recover compensable damages caused by Defendants' violations of the federal securities laws under the Securities Exchange Act of 1934 (the "Exchange Act").

JURISDICTION AND VENUE

2.   The claims asserted herein arise under and pursuant to §§10(b) and 20(a) of the Exchange Act (15 U.S.C. §78j(b) and §78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. §240.10b-5).

3.   This Court has jurisdiction over the subject matter of this action under 28 U.S.C. §1331 and §27 of the Exchange Act.

4.   Venue is proper in this judicial district pursuant to §27 of the Exchange Act (15 U.S.C. §78aa) and 28 U.S.C. §1391(b) as the alleged misstatements entered and subsequent damages took place within this judicial district.

5.   In connection with the acts, conduct and other wrongs alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mail, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6.   Plaintiff, as set forth in the accompanying certification, incorporated by reference herein, purchased the Fund's securities during the Class Period and was economically damaged thereby.

7.   Defendant Trust for Advised Portfolios ("Trust") is the registrant and issuer of the Fund. The Trust is a Delaware statutory trust registered as an open-end, management investment company with 18 series, including the Fund.

8.   Defendant Infinity Q Capital Management, LLC ("Infinity Q") is a registered investment advisor that purports to provide hedge fund strategies to institutional and retail investors. Infinity Q acts as investment advisor to the Fund pursuant to an Investment Advisory Agreement. Infinity Q's principal executive offices are located at 888 7th Avenue, Suite 3700, New York, NY 10106.

9.   Defendant Christopher E. Kashmerick ("Kashmerick") served as the President, Principal Executive Officer, and Trustee for the Trust. Kashmerick signed the Trust's prospectuses.

10.   Defendant John C. Chrystal ("Chrystal") served as a Trustee for the Trust. Chrystal signed the Trust's Prospectuses.

11.   Defendant Albert J. DiUlio, S.J. ("DiUlio") served as a Trustee for the Trust. DiUlio signed the Trust's Prospectuses.

12.   Defendant Harry E. Resis ("Resis") served as a Trustee for the Trust. Resis signed the Trust's Prospectuses.

3

13.   Defendant Russell B. Simon ("Simon") served as a Treasurer and Principal Financial Officer for the Trust. Simon signed the Trust's Prospectuses.

14.   Defendant Leonard Potter ("Potter") is the Chief Executive Officer of Infinity Q.

15.   Defendant James Velissaris ("Velissaris") is the founder and Chief Investment Officer of Infinity Q.

16.   Defendants Kashmerick, Chrystal, DiUlio, Resis, Simon, Potter, and Velissaris shall be collectively referred to as the "Individual Defendants."

17.   The Trust, Infinity Q, and the Individual Defendants are referred to herein, collectively, as the "Defendants."

SUBSTANTIVE ALLEGATIONS
Materially False and Misleading Statements

18.   On December 21, 2018, the Trust filed a post-effective amendment to its Registration Statement pursuant to Rule 485B on Form N-1A, to become effective December 31, 2018 (the "2019 Prospectus"). The 2019 Prospectus was signed by the Individual Defendants.

19.   The 2019 Prospectus stated the following concerning Fund pricing, or Net Asset Value (NAV) determination:

> Shares of the Fund are sold at NAV per share which is calculated as of the close of regular trading (generally, 4:00 p.m., Eastern Time) on each day that the New York Stock Exchange ("NYSE") is open for unrestricted business. However, the Fund's NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the SEC. The NYSE is closed on weekends and most national holidays, including New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday/Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV will not be calculated on days when the NYSE is closed for trading.
>
> Purchase and redemption requests are priced based on the next NAV per share calculated after receipt of such requests. The NAV is the value of the Fund's securities, cash and other assets, minus all expenses and liabilities (assets – liabilities = NAV). NAV per share is determined by dividing NAV by the number of shares outstanding (NAV/ # of shares = NAV per share). The NAV takes into

account the expenses and fees of the Fund, including management and administration fees, which are accrued daily.

In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. Each security owned by the Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Where the security is listed on more than one exchange, the Fund will use the price of the exchange that the Fund generally considers to be the principal exchange on which the security is traded.

When reliable market quotations are not readily available or the Fund's pricing service does not provide a valuation (or provides a valuation that in the judgment of the Adviser does not represent the security's fair value) or when, in the judgment of the Adviser, events have rendered the market value unreliable, a security or other asset is valued at its fair value as determined under procedures approved by the Board. Valuing securities at fair value is intended to ensure that the Fund is accurately priced and involves reliance on judgment. Fair value determinations are made in good faith in accordance with the procedures adopted by the Board. The Board will regularly evaluate whether the Fund's fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust's valuation committee. There can be no assurance that the Fund will obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Fund determines its NAV per share.

Fair value pricing may be applied to non-U.S. securities. The trading hours for most non-U.S. securities end prior to the close of the NYSE, the time that the Fund's NAV is calculated. The occurrence of certain events after the close of non-U.S. markets, but prior to the close of the NYSE (such as a significant surge or decline in the U.S. market) often will result in an adjustment to the trading prices of non-U.S. securities when non-U.S. markets open on the following business day. If such events occur, the Fund may value non-U.S. securities at fair value, taking into account such events, when it calculates its NAV. In such cases, use of fair valuation can reduce an investor's ability to seek to profit by estimating the Fund's NAV per share in advance of the time the NAV per share is calculated. The Adviser anticipates that the Fund's portfolio holdings will be fair valued when market quotations for those holdings are considered unreliable.

Other types of securities that the Fund may hold for which fair value pricing might be required include, but are not limited to: (a) investments which are not frequently traded and/or the market price of which the Adviser believes may be stale; (b) illiquid securities, including "restricted" securities and private placements for which there is no public market; (c) securities of an issuer that has entered into a restructuring; (d) securities whose trading has been halted or suspended; and (e) fixed income securities that have gone into default and for which there is not a current market value quotation.

20.   The 2019 Prospectus stated the following concerning valuation of securities that

did not have current market quotations:

> The Board has delegated day-to-day valuation matters to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant Treasurer and is overseen by the Trustees. The function of the Valuation Committee is to review each Adviser's valuation of securities held by any series of the Trust for which current and reliable market quotations are not readily available. Such securities are valued at their respective fair values as determined in good faith by each Adviser, and the Valuation Committee gathers and reviews Fair Valuation Forms that are completed by an Adviser to support its determinations, and which are subsequently reviewed and ratified by the Board. The Valuation Committee meets as needed. The Valuation Committee met twelve times during the fiscal year ended August 31, 2019, with respect to the Fund.

21.   The 2019 Prospectus explained that the Fund implemented its strategy by investing

in swaps:

> The Fund implements these strategies by investing globally (including in emerging markets) either directly in, or through total return swaps on a broad range of instruments, including, but not limited to, equities, bonds (including but not limited to high-yield or "junk" bonds), currencies, commodities, MLPs, credit derivatives, convertible securities, futures, forwards, options, including complex options such as barrier options. The Fund may also invest up to 25% of its assets in a subsidiary that is invested in these types of derivative instruments (the "Subsidiary") as described further below. The Fund has no limits with respect to the credit rating, maturity or duration of the debt securities in which it may invest.

22.   The 2019 Prospectus stated the following concerning valuation risk:

> Valuation Risk. The sales price the Fund could receive for any particular portfolio investment may differ from the Fund's valuation of the investment, particularly for securities or other investments that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem Fund shares on days when t3he Fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the Fund had not fair-valued securities or had used a different valuation methodology. Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them. The Fund's

ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third party service providers.

23.   The 2019 Prospectus reported that the Fund's net asset value was $10.37 per investor class share as of August 31, 2018, with a total return of 11.28% for the previous year ended August 31, 2018, and $10.42 per institutional class share as of August 31, 2018, with a total return of 11.52% for the previous year ended August 31, 2018.

24.   On December 20, 2019, the Trust filed a post-effective amendment pursuant to Rule 485B to its Registration Statement on Form N-1A, to become effective December 31, 2019 (the "2020 Prospectus"). The 2020 Prospectus was signed by the Individual Defendants.

25.   The 2020 Prospectus echoed the 2019 Prospectus concerning NAV calculation, valuation of securities, and swaps, as described in ¶¶19-22.

26.   The 2020 Prospectus reported that the Fund's net asset value was $11.54 per investor class share as of August 31, 2019, with a total return of 3.48% for the previous year ended August 31, 2019, and $11.62 per institutional class share as of August 31, 2019, with a total return of 3.81% for the previous year ended August 31, 2019.

27.   The statements referenced in ¶¶ 18-26 were materially false and/or misleading because they misrepresented and failed to disclose the following adverse facts pertaining to the Fund's business, operational and financial results, which were known to Defendants or recklessly disregarded by them. Specifically, Defendants made false and/or misleading statements and/or failed to disclose that: (1) Infinity Q's Chief Investment Officer made adjustments to certain parameters within the third-party pricing model that affected the valuation of the swaps held by the Fund; (2) consequently, Infinity Q would not be able to calculate NAV correctly; (3) as a result, the previously reported NAVs were unreliable; (4) because of the foregoing, the Fund would halt

redemptions and liquidate its assets; and (5) as a result, the Prospectuses were materially false and/or misleading and failed to state information required to be stated therein.

The Truth Emerges

28. On February 22, 2021, Infinity Q filed a request with the SEC for an order pursuant to Section 22(e)(3) of the Investment Company Act of 1940 suspending the right of redemption with respect to shares of the Fund, effective February 19, 2021, because of Infinity Q's inability to determine NAV. The request also stated that the Fund was liquidating its portfolio and distributing its assets to shareholders. The request stated, in pertinent part:

II. Relief Requested

Applicants hereby request an order pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption with respect to shares of the Fund effective February 19, 2021 and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid as of February 22, 2021 for more than seven days after the tender of securities to the Fund, until the Fund completes the liquidation of its portfolio and distributes all its assets to current and former shareholders, as described in the conditions, or, if earlier, the Commission rescinds the order granted pursuant hereto. Applicants believe that the relief requested is appropriate for the protection of shareholders of the Fund.

Section 22(e)(1) of the 1940 Act provides that a registered investment company may not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption of any redeemable securities in accordance with its terms for more than seven days except for any period during which the New York Stock Exchange ("NYSE") is closed other than customary week-end and holiday closing, or during trading on which the NYSE is restricted.

Section 22(e)(3) of the 1940 Act provides that redemptions may also be suspended by a registered investment company for such other periods as the Commission may by order permit for the protection of security holders of the registered investment company. As such, only the Commission has the authority to suspend redemptions.

III. Justification for the Relief Requested

The circumstances leading to the request for relief arise from Infinity Q's inability, as required under the Fund's valuation procedures, to value certain Fund holdings and the Fund's resulting inability to calculate net asset value

("NAV"). As disclosed in the Fund's statement of additional information, in calculating the Fund's NAV, any Fund holdings for which current and reliable market quotations are not readily available "are valued at their respective fair values as determined in good faith by [the] Adviser" under procedures approved and overseen by the Board of Trustees of the Trust (the "Board"). The Fund's current portfolio includes swap instruments (the "Swaps") for which Infinity Q calculates fair value using models provided by a third-party pricing vendor. As of February 18, 2021, the Fund's reported NAV was derived using a valuation for these Swaps that resulted in the value of the Swaps constituting approximately 18% of the Fund's reported NAV.

On February 18, 2021, based on information learned by the Commission staff and shared with Infinity Q, Infinity Q informed the Fund that Infinity Q's Chief Investment Officer had been adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps. On February 19, 2021, Infinity Q informed the Fund that at such time it was unable to conclude that these adjustments were reasonable, and, further, that it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value. Infinity Q also informed the Fund that it would not be able to calculate a fair value for any of the Swaps in sufficient time to calculate an accurate NAV for at least several days. Infinity Q and the Fund immediately began the effort to value these Swap positions accurately to enable the Fund to calculate an NAV, which effort includes the retention of an independent valuation expert. However, Infinity Q and the Fund currently believe that establishing and verifying those alternative methods may take several days or weeks. Infinity Q and the Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations. As a result, the Fund was unable to calculate an NAV on February 19, 2021, and it is uncertain when the Fund will be able to calculate an NAV that would enable it to satisfy requests for redemptions of Fund shares.2

The Fund and Infinity Q believe that the best course of action for current and former shareholders of the Fund is to liquidate the Fund in a reasonable period of time, determine the extent and impact of the historical valuation errors, and return the maximum amount of proceeds to such shareholders. Relief permitting the Fund to suspend redemptions and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid will permit the Fund to arrive at a valuation for the Swaps and any other portfolio holdings for which current and reliable market quotations are not available, and to liquidate its holdings in an orderly manner.

Applicants submit that granting the requested relief would be for the protection of the shareholders of the Fund, as provided in Section 22(e)(3) of the 1940 Act. Applicants assert that in requesting an order by the Commission, the goal of the Board and Infinity Q is to ensure that the Fund's current and former shareholders will be treated appropriately in view of the otherwise detrimental effect on the

Fund of Infinity Q's inability to calculate a fair value for any of the Swaps and an accurate NAV for the Fund. The requested relief is intended to permit an orderly liquidation of the Fund's portfolio and ensure that all of the shareholders are protected in the process.

29.

30.   As a result of Defendants' wrongful acts and omissions, and the precipitous decline in the market value of the Fund's securities, Plaintiff and other Class members have suffered significant losses and damages.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

31.   Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all those who purchased the publicly traded securities of the Fund during the Class Period (the "Class"); and were damaged upon the revelation of the alleged corrective disclosure. Excluded from the Class are Defendants herein, the officers and directors of the Trust and Infinity Q, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

32.   The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, the Fund's securities were actively traded on the NASDAQ. While the exact number of Class members is unknown to Plaintiff at this time and can be ascertained only through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

33.   Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

34.   Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

35.   Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a)   whether Defendants' acts as alleged violated the federal securities laws;

(b)   whether Defendants' statements to the investing public during the Class Period misrepresented material facts about the financial condition, business, operations, and management of the Fund;

(c)   whether Defendants' statements to the investing public during the Class Period omitted material facts necessary to make the statements made, in light of the circumstances under which they were made, not misleading;

(d)   whether the Individual Defendants caused the Trust to issue false and misleading SEC filings and public statements during the Class Period;

(e)   whether Defendants acted knowingly or recklessly in issuing false and misleading SEC filings and public statements during the Class Period;

(f)   whether the prices of the Fund's securities during the Class Period were artificially inflated because of the Defendants' conduct complained of herein; and

(g)   whether the members of the Class have sustained damages and, if so, what is the

proper measure of damages.

36.   A class action is superior to all other available methods for the fair and efficient

adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the

damages suffered by individual Class members may be relatively small, the expense and burden

of individual litigation make it impossible for members of the Class to individually redress the

wrongs done to them. There will be no difficulty in the management of this action as a class action.

37.   Plaintiff will rely, in part, upon the presumption of reliance established by the fraud-

on-the-market doctrine in that:

(a)   Defendants made public misrepresentations or failed to disclose material facts

during the Class Period;

(b)   the omissions and misrepresentations were material;

(c)   the Fund's securities are traded in efficient markets;

(d)   the Fund's securities were liquid and traded with moderate to heavy volume during

the Class Period;

(e)   the Fund traded on the NASDAQ, and was covered by multiple analysts;

(f)   the misrepresentations and omissions alleged would tend to induce a reasonable

investor to misjudge the value of the Fund's securities; Plaintiff and members of

the Class purchased and/or sold the Fund's securities between the time the

Defendants failed to disclose or misrepresented material facts and the time the true

facts were disclosed, without knowledge of the omitted or misrepresented facts; and

(g)   Unexpected material news about the Fund was rapidly reflected in and incorporated

into the Fund's share price during the Class Period.

38.   Based upon the foregoing, Plaintiff and the members of the Class are entitled to a presumption of reliance upon the integrity of the market.

39.   Alternatively, Plaintiff and the members of the Class are entitled to the presumption of reliance established by the Supreme Court in Affiliated Ute Citizens of the State of Utah v. United States, 406 U.S. 128, 92 S. Ct. 2430 (1972), as Defendants omitted material information in their Class Period statements in violation of a duty to disclose such information, as detailed above.

COUNT I
Violation of Section 10(b) of The Exchange Act and Rule 10b-5
Against All Defendants

40.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

41.   This Count is asserted against the Trust, Infinity Q and the Individual Defendants and is based upon Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC.

42.   During the Class Period, the Trust, Infinity Q, and the Individual Defendants, individually and in concert, directly or indirectly, disseminated or approved the false statements specified above, which they knew or deliberately disregarded were misleading in that they contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

43.   The Trust, Infinity Q, and the Individual Defendants violated §10(b) of the 1934 Act and Rule 10b-5 in that they: employed devices, schemes and artifices to defraud; made untrue statements of material facts or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and/or

engaged in acts, practices and a course of business that operated as a fraud or deceit upon plaintiff and others similarly situated in connection with their purchases of the Fund's securities during the Class Period.

44.   The Trust, Infinity Q,and the Individual Defendants acted with scienter in that they knew that the public documents and statements issued or disseminated in the name of the Trust were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated, or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the securities laws. These defendants by virtue of their receipt of information reflecting the true facts of the Fund, their control over, and/or receipt and/or modification of the Trust's allegedly materially misleading statements, and/or their associations with the Fund which made them privy to confidential proprietary information concerning the Fund, participated in the fraudulent scheme alleged herein.

45.   Individual Defendants, who are the senior officers and/or directors, had actual knowledge of the material omissions and/or the falsity of the material statements set forth above, and intended to deceive Plaintiff and the other members of the Class, or, in the alternative, acted with reckless disregard for the truth when they failed to ascertain and disclose the true facts in the statements made by them or other personnel to members of the investing public, including Plaintiff and the Class.

46.   As a result of the foregoing, the market price of the Fund's securities was artificially inflated during the Class Period. In ignorance of the falsity of the Trust's, Infinity Q's and the Individual Defendants' statements, Plaintiff and the other members of the Class relied on the statements described above and/or the integrity of the market price of the Fund's securities during

the Class Period in purchasing the Fund's securities at prices that were artificially inflated as a result of the Trust, Infinity Q, and the Individual Defendants' false and misleading statements.

47.   Had Plaintiff and the other members of the Class been aware that the market price of the Fund's securities had been artificially and falsely inflated by the Defendants' misleading statements and by the material adverse information which the Defendants did not disclose, they would not have purchased the Fund's securities at the artificially inflated prices that they did, or at all.

48.   As a result of the wrongful conduct alleged herein, Plaintiff and other members of the Class have suffered damages in an amount to be established at trial.

49.   By reason of the foregoing, the Trust, Infinity Q, and the Individual Defendants have violated Section 10(b) of the 1934 Act and Rule 10b-5 promulgated thereunder and are liable to the Plaintiff and the other members of the Class for substantial damages which they suffered in connection with their purchases of the Fund's securities during the Class Period.

COUNT II
Violation of Section 20(a) of The Exchange Act
Against The Individual Defendants

50.   Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

51.   During the Class Period, the Individual Defendants participated in the operation and management of the Trust and Infinity Q, and conducted and participated, directly and indirectly, in the conduct of the Trust and Infinity Q's business affairs. Because of their senior positions, they knew the adverse non-public information regarding the Trust and Infinity Q's business practices.

52.   As officers and/or directors, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Fund's financial condition and results of operations, and to correct promptly any public statements issued by the Trust or Infinity Q which had become materially false or misleading.

53.   Because of their positions of control and authority as senior officers, the Individual Defendants were able to, and did, control the contents of the various reports, press releases and public filings which the Trust and Infinity Q disseminated in the marketplace during the Class Period. Throughout the Class Period, the Individual Defendants exercised their power and authority to cause the Trust and Infinity Q to engage in the wrongful acts complained of herein. The Individual Defendants therefore, were "controlling persons" of the Trust and Infinity Q within the meaning of Section 20(a) of the Exchange Act. In this capacity, they participated in the unlawful conduct alleged which artificially inflated the market price of the Fund's securities.

54.   Each of the Individual Defendants, therefore, acted as a controlling person of the Trust and Infinity Q. By reason of their senior management positions and/or being directors of the Trust and Infinity Q, each of the Individual Defendants had the power to direct the actions of, and exercised the same to cause, the Trust and Infinity Q to engage in the unlawful acts and conduct complained of herein. Each of the Individual Defendants exercised control over the general operations of the Trust and Infinity Q and possessed the power to control the specific activities which comprise the primary violations about which Plaintiff and the other members of the Class complain.

55.   By reason of the above conduct, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act for the violations committed by the Trust and Infinity Q.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

A.   Determining that the instant action may be maintained as a class action under Rule 23 of the Federal Rules of Civil Procedure, and certifying Plaintiff as the Class representative;

B.   Requiring Defendants to pay damages sustained by Plaintiff and the Class by reason of the acts and transactions alleged herein;

C.   Awarding Plaintiff and the other members of the Class prejudgment and post-judgment interest, as well as their reasonable attorneys' fees, expert fees and other costs; and

D.   Awarding such other and further relief as this Court may deem just and proper.

DEMAND FOR TRIAL BY JURY

Plaintiff hereby demands a trial by jury.

Dated: February 26, 2021   Respectfully submitted,

                                                THE ROSEN LAW FIRM, P.A.

                                                By: /s/Phillip Kim
                                                Phillip Kim, Esq. (PK 9384)
                                                Laurence M. Rosen, Esq. (LR 5733)
                                                275 Madison Ave., 40th Floor
                                                New York, NY 10016
                                                Tel: (212) 686-1060
                                                Fax: (212) 202-3827
                                                Email: pkim@rosenlegal.com
                                                Email: lrosen@rosenlegal.com

                                                Counsel for Plaintiff

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

DAVID ROSENSTEIN, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. TRUST FOR ADVISED PORTFOLIOS, INFINITY Q CAPITAL MANAGEMENT, LLC, QUASAR DISTRIBUTORS, LLC, CHRISTOPHER E. KASHMERICK, JOHN C. CHRYSTAL, ALBERT J. DIULIO, S.J., HARRY E. RESIS, RUSSELL B. SIMON, LEONARD POTTER, and JAMES VELISSARIS, Defendants.	Index No. <u>CLASS ACTION</u> **COMPLAINT FOR VIOLATIONS OF THE SECURITIES ACT OF 1933** <u>DEMAND FOR JURY TRIAL</u>

Plaintiff David Rosenstein ("Plaintiff"), individually and on behalf of all other persons similarly situated, by Plaintiff's undersigned attorneys, for Plaintiff's complaint against Defendants, alleges the following based upon personal knowledge as to Plaintiff and Plaintiff's own acts, and upon information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through Plaintiff's attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States ("U.S.") Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding Infinity Q Diversified Alpha Fund (the "Fund"), analysts' reports and advisories about the Company, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

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NATURE OF THE ACTION

1.   This is a federal securities class action on behalf of a class consisting of all persons and entities other than Defendants (defined herein) that purchased Infinity Q Diversified Alpha Fund Investor Class (IQDAX) or Institutional Class (IQDNX) shares pursuant and/or traceable prospectuses dated December 31, 2018 or December 31, 2019 (the "Prospectuses"), which were filed with the SEC as part of registration statements, seeking to recover compensable damages caused by Defendants' violations of the federal securities laws and to pursue remedies under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 (the "1933 Act" or "Securities Act").

JURISDICTION AND VENUE

2.   The claims alleged herein arise under Sections 11, 12(a)(2), and 15 of the 1933 Act, 15 U.S.C. §§77k, 77l(a)(2) and 77o, and this Court has original subject matter jurisdiction of those claims. This Court also has jurisdiction over the subject matter of this action pursuant to Section 22 of the 1933 Act, 15 U.S.C. § 77v, which prohibits removal of this action to federal court by explicitly stating that "[e]xcept as provided in section 16(c), no case arising under this title and brought in any State court of competent jurisdiction shall be removed to any court in the United States." Section 16(c) of the Securities Act refers to "covered class actions," which are defined as lawsuits brought as class actions or brought on behalf of more than fifty persons asserting claims under state or common law. This is an action asserting federal law claims. Thus, it does not fall within the definition of a "covered class action" under §16(c) and therefore is not removable to federal court under the Securities Litigation Uniform Standards Act of 1998.

3.   The Court has personal jurisdiction over each of the Defendants under N.Y. C.P.L.R. Sections 301 and 302. Each Defendant has sufficient contacts with New York, or otherwise purposefully avails themselves of the benefits of New York or has property in New York

2

as to render the exercise of jurisdiction over each by the New York courts consistent with traditional notions of fair play and substantial justice. Defendant Infinity Q Capital Management, LLC is located in this County.

4.   Venue is proper in this Court pursuant to Section 22 of the Securities Act, 15 U.S.C. § 77v, and N.Y. C.P.L.R. Section 503. Many of the violations of law complained of herein occurred in this State and in large part in this County, including the dissemination of the materially false and misleading statements complained of herein into this State and into this County. Further, many Defendants are residents of, do business in, or maintain offices in, this County and have engaged in numerous activities that had an effect in this County.

PARTIES

5.   Plaintiff purchased Fund shares pursuant and/or traceable to the Prospectuses and suffered damages as a result of the federal securities law violations and false and/or misleading statements and/or material omissions alleged herein.

6.   Defendant Trust for Advised Portfolios ("Trust") is the registrant and issuer of the Fund. The Trust is a Delaware statutory trust registered as an open-end, management investment company with 18 series, including the Fund.

7.   Defendant Infinity Q Capital Management, LLC ("Infinity Q") is a registered investment advisor that purports to provide hedge fund strategies to institutional and retail investors. Infinity Q acts as investment advisor to the Fund pursuant to an Investment Advisory Agreement. Infinity Q's principal executive offices are located at 888 7th Avenue, Suite 3700, New York, NY 10106.

8.   Defendant Quasar Distributors, LLC ("Quasar") was underwriter of the Fund during the relevant period. Quasar has executed an agreement with the Trust for the sale of Fund shares

3

to the public, and received fees, commissions and/or profits from these sales. Quasar's failure to conduct an adequate due diligence investigation was a substantial factor leading to the harm complained of herein.

9.   Defendant Christopher E. Kashmerick ("Kashmerick") served as the President, Principal Executive Officer, and Trustee for the Trust. Kashmerick signed the Trust's Prospectuses.

10.   Defendant John C. Chrystal ("Chrystal") served as a Trustee for the Trust. Chrystal signed the Trust's Prospectuses.

11.   Defendant Albert J. DiUlio, S.J. ("DiUlio") served as a Trustee for the Trust. DiUlio signed the Trust's Prospectuses.

12.   Defendant Harry E. Resis ("Resis") served as a Trustee for the Trust. Resis signed the Trust's Prospectuses.

13.   Defendant Russell B. Simon ("Simon") served as a Treasurer and Principal Financial Officer for the Trust. Simon signed the Trust's Prospectuses.

14.   Defendant Leonard Potter ("Potter") is the Chief Executive Officer of Infinity Q.

15.   Defendant James Velissaris ("Velissaris") is the founder and Chief Investment Officer of Infinity Q.

16.   Defendants Kashmerick, Chrystal, DiUlio, Resis, Simon, Potter, and Velissaris shall be collectively referred to as the "Individual Defendants." Each of the Individual Defendants signed the prospectuses. In addition, as directors and/or executive officers of the Trust, the Individual Defendants participated in the solicitation and sale of Fund shares to investors in the Fund for their own benefit and the benefit of Infinity Q.

17.   Trust, Infinity Q, Quasar, and the Individual Defendants are sometimes collectively, in whole or in part, referred to herein as the "Defendants."

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SUBSTANTIVE ALLEGATIONS

Materially False and Misleading Statements Issued in the Prospectuses

18.   On December 21, 2018, the Trust filed a post-effective amendment to its Registration Statement pursuant to Rule 485B on Form N-1A, to become effective December 31, 2018 (the "2019 Prospectus"). The 2019 Prospectus was signed by the Individual Defendants.

19.   The 2019 Prospectus stated the following concerning Fund pricing, or Net Asset Value (NAV) determination:

> Shares of the Fund are sold at NAV per share which is calculated as of the close of regular trading (generally, 4:00 p.m., Eastern Time) on each day that the New York Stock Exchange ("NYSE") is open for unrestricted business. However, the Fund's NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the SEC. The NYSE is closed on weekends and most national holidays, including New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday/Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV will not be calculated on days when the NYSE is closed for trading.
>
> Purchase and redemption requests are priced based on the next NAV per share calculated after receipt of such requests. The NAV is the value of the Fund's securities, cash and other assets, minus all expenses and liabilities (assets − liabilities = NAV). NAV per share is determined by dividing NAV by the number of shares outstanding (NAV/ # of shares = NAV per share). The NAV takes into account the expenses and fees of the Fund, including management and administration fees, which are accrued daily.
>
> In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. Each security owned by the Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Where the security is listed on more than one exchange, the Fund will use the price of the exchange that the Fund generally considers to be the principal exchange on which the security is traded.
>
> When reliable market quotations are not readily available or the Fund's pricing service does not provide a valuation (or provides a valuation that in the judgment of the Adviser does not represent the security's fair value) or when, in the judgment of the Adviser, events have rendered the market value unreliable, a security or other asset is valued at its fair value as determined under procedures approved by the Board. Valuing securities at fair value is intended to ensure that

5

the Fund is accurately priced and involves reliance on judgment. Fair value determinations are made in good faith in accordance with the procedures adopted by the Board. The Board will regularly evaluate whether the Fund's fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust's valuation committee. There can be no assurance that the Fund will obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Fund determines its NAV per share.

Fair value pricing may be applied to non-U.S. securities. The trading hours for most non-U.S. securities end prior to the close of the NYSE, the time that the Fund's NAV is calculated. The occurrence of certain events after the close of non-U.S. markets, but prior to the close of the NYSE (such as a significant surge or decline in the U.S. market) often will result in an adjustment to the trading prices of non-U.S. securities when non-U.S. markets open on the following business day. If such events occur, the Fund may value non-U.S. securities at fair value, taking into account such events, when it calculates its NAV. In such cases, use of fair valuation can reduce an investor's ability to seek to profit by estimating the Fund's NAV per share in advance of the time the NAV per share is calculated. The Adviser anticipates that the Fund's portfolio holdings will be fair valued when market quotations for those holdings are considered unreliable.

Other types of securities that the Fund may hold for which fair value pricing might be required include, but are not limited to: (a) investments which are not frequently traded and/or the market price of which the Adviser believes may be stale; (b) illiquid securities, including "restricted" securities and private placements for which there is no public market; (c) securities of an issuer that has entered into a restructuring; (d) securities whose trading has been halted or suspended; and (e) fixed income securities that have gone into default and for which there is not a current market value quotation.

20.   The 2019 Prospectus stated the following concerning valuation of securities that did

not have current market quotations:

The Board has delegated day-to-day valuation matters to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant Treasurer and is overseen by the Trustees. The function of the Valuation Committee is to review each Adviser's valuation of securities held by any series of the Trust for which current and reliable market quotations are not readily available. Such securities are valued at their respective fair values as determined in good faith by each Adviser, and the Valuation Committee gathers and reviews Fair Valuation Forms that are completed by an Adviser to support its determinations, and which are subsequently reviewed and ratified by the Board. The Valuation Committee meets as needed. The Valuation Committee met twelve times during the fiscal year ended August 31, 2019, with respect to the Fund.

6

21. The 2019 Prospectus explained that the Fund implemented its strategy by investing in swaps:

> The Fund implements these strategies by investing globally (including in emerging markets) either directly in, or through total return swaps on a broad range of instruments, including, but not limited to, equities, bonds (including but not limited to high-yield or "junk" bonds), currencies, commodities, MLPs, credit derivatives, convertible securities, futures, forwards, options, including complex options such as barrier options. The Fund may also invest up to 25% of its assets in a subsidiary that is invested in these types of derivative instruments (the "Subsidiary") as described further below. The Fund has no limits with respect to the credit rating, maturity or duration of the debt securities in which it may invest.

22. The 2019 Prospectus stated the following concerning valuation risk:

> Valuation Risk. The sales price the Fund could receive for any particular portfolio investment may differ from the Fund's valuation of the investment, particularly for securities or other investments that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem Fund shares on days when t3he Fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the Fund had not fair-valued securities or had used a different valuation methodology. Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them. The Fund's ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third party service providers.

23. The 2019 Prospectus reported that the Fund's net asset value was $10.37 per investor class share as of August 31, 2018, with a total return of 11.28% for the previous year ended August 31, 2018, and $10.42 per institutional class share as of August 31, 2018, with a total return of 11.52% for the previous year ended August 31, 2018.

24. On December 20, 2019, the Trust filed a post-effective amendment pursuant to Rule 485B to its Registration Statement on Form N-1A, to become effective December 31, 2019 (the "2020 Prospectus"). The 2020 Prospectus was signed by the Individual Defendants.

25. The 2020 Prospectus echoed the 2019 Prospectus concerning NAV calculation, valuation of securities, and swaps, as described in ¶¶19-22.

7

26.   The 2020 Prospectus reported that the Fund's net asset value was $11.54 per investor class share as of August 31, 2019, with a total return of 3.48% for the previous year ended August 31, 2019, and $11.62 per institutional class share as of August 31, 2019, with a total return of 3.81% for the previous year ended August 31, 2018.

27.   The statements referenced in ¶¶ 18-26 were materially false and misleading because the Prospectuses were negligently prepared and, as a result, contained untrue statements of material fact or omitted to state other facts necessary to make the statements made not misleading and were not prepared in accordance with the rules and regulations governing their preparation. Specifically, the Prospectuses made false and/or misleading statements and/or failed to disclose that: (1) Infinity Q's Chief Investment Officer made adjustments to certain parameters within the third-party pricing model that affected the valuation of the swaps held by the Fund; (2) consequently, Infinity Q would not be able to calculate NAV correctly; (3) as a result, the previously reported NAV values were unreliable; (4) because of the foregoing, the Fund would halt redemptions and liquidate its assets; and (5) as a result, the Prospectuses were materially false and/or misleading and failed to state information required to be stated therein.

The Truth Begins to Emerge

28.   On February 22, 2021, Infinity Q filed a request with the SEC for an order pursuant to Section 22(e)(3) of the Investment Company Act of 1940 suspending the right of redemption with respect to shares of the Fund, effective February 19, 2021, because of Infinity Q's inability to determine NAV. The request also stated that the Fund was liquidating its portfolio and distributing its assets to shareholders. The request stated, in pertinent part:

II. Relief Requested

Applicants hereby request an order pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption with respect to shares of the Fund effective

8

February 19, 2021 and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid as of February 22, 2021 for more than seven days after the tender of securities to the Fund, until the Fund completes the liquidation of its portfolio and distributes all its assets to current and former shareholders, as described in the conditions, or, if earlier, the Commission rescinds the order granted pursuant hereto. Applicants believe that the relief requested is appropriate for the protection of shareholders of the Fund.

Section 22(e)(1) of the 1940 Act provides that a registered investment company may not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption of any redeemable securities in accordance with its terms for more than seven days except for any period during which the New York Stock Exchange ("NYSE") is closed other than customary week-end and holiday closing, or during trading on which the NYSE is restricted.

Section 22(e)(3) of the 1940 Act provides that redemptions may also be suspended by a registered investment company for such other periods as the Commission may by order permit for the protection of security holders of the registered investment company. As such, only the Commission has the authority to suspend redemptions.

III. Justification for the Relief Requested

The circumstances leading to the request for relief arise from Infinity Q's inability, as required under the Fund's valuation procedures, to value certain Fund holdings and the Fund's resulting inability to calculate net asset value ("NAV"). As disclosed in the Fund's statement of additional information, in calculating the Fund's NAV, any Fund holdings for which current and reliable market quotations are not readily available "are valued at their respective fair values as determined in good faith by [the] Adviser" under procedures approved and overseen by the Board of Trustees of the Trust (the "Board"). The Fund's current portfolio includes swap instruments (the "Swaps") for which Infinity Q calculates fair value using models provided by a third-party pricing vendor. As of February 18, 2021, the Fund's reported NAV was derived using a valuation for these Swaps that resulted in the value of the Swaps constituting approximately 18% of the Fund's reported NAV.

On February 18, 2021, based on information learned by the Commission staff and shared with Infinity Q, Infinity Q informed the Fund that Infinity Q's Chief Investment Officer had been adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps. On February 19, 2021, Infinity Q informed the Fund that at such time it was unable to conclude that these adjustments were reasonable, and, further, that it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value. Infinity Q also informed the Fund that it would not be able to calculate a fair value for any of the Swaps in sufficient time to calculate an accurate NAV

9

for at least several days. Infinity Q and the Fund immediately began the effort to value these Swap positions accurately to enable the Fund to calculate an NAV, which effort includes the retention of an independent valuation expert. However, Infinity Q and the Fund currently believe that establishing and verifying those alternative methods may take several days or weeks. Infinity Q and the Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations. As a result, the Fund was unable to calculate an NAV on February 19, 2021, and it is uncertain when the Fund will be able to calculate an NAV that would enable it to satisfy requests for redemptions of Fund shares.2

The Fund and Infinity Q believe that the best course of action for current and former shareholders of the Fund is to liquidate the Fund in a reasonable period of time, determine the extent and impact of the historical valuation errors, and return the maximum amount of proceeds to such shareholders. Relief permitting the Fund to suspend redemptions and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid will permit the Fund to arrive at a valuation for the Swaps and any other portfolio holdings for which current and reliable market quotations are not available, and to liquidate its holdings in an orderly manner.

Applicants submit that granting the requested relief would be for the protection of the shareholders of the Fund, as provided in Section 22(e)(3) of the 1940 Act. Applicants assert that in requesting an order by the Commission, the goal of the Board and Infinity Q is to ensure that the Fund's current and former shareholders will be treated appropriately in view of the otherwise detrimental effect on the Fund of Infinity Q's inability to calculate a fair value for any of the Swaps and an accurate NAV for the Fund. The requested relief is intended to permit an orderly liquidation of the Fund's portfolio and ensure that all of the shareholders are protected in the process.

29.   As a result of Defendants' wrongful acts and omissions Plaintiff and other Class members have suffered significant damages.

CLASS ACTION ALLEGATIONS

30.   Plaintiff brings this action as a class action on behalf of a class consisting of all persons other than Defendants who purchased or otherwise acquired Fund shares pursuant and/or traceable to the Fund's prospectuses dated December 31, 2018 and December 31, 2019, and were damaged thereby (the "Class"). Excluded from the Class are Defendants, the officers and directors of the Company, members of the Individual Defendants' immediate families and their legal

10

representatives, heirs, successors or assigns and any entity in which the officers and directors of the Company have or had a controlling interest.

31.   The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Fund or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions, including being given an opportunity to exclude themselves from the Class.

32.   Plaintiff's claims are typical of the claims of the members of the Class, as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

33.   Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

34.   Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a)   whether Defendants violated the 1933 Act;

b)   whether statements made by Defendants to the investing public in the Prospectuses misrepresented material facts about the business and operations of the Fund; and

c)   to what extent the members of the Class have sustained damages and the proper measure of damages.

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35.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

FIRST CAUSE OF ACTION

For Violation of Section 11 of the Securities Act Against All Defendants

36.   Plaintiff repeats and incorporates each and every allegation contained above as if fully set forth herein, except any allegation of fraud, recklessness or intentional misconduct.

37.   This Cause of Action is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

38.   This Cause of Action does not sound in fraud. Plaintiff does not allege that the Defendants had scienter or fraudulent intent, which are not elements of a Section 11 claim.

39.   The Prospectuses were inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

40.   The Defendants named in this Cause of Action are strictly liable to Plaintiff and the Class for the misstatements and omissions.

41.   None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Prospectuses were true and without omissions of any material facts and were not misleading.

42.   By reason of the conduct herein alleged, each Defendant named herein violated, and/or controlled a person who violated, Section 11 of the 1933 Act.

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43.   Plaintiff acquired Fund shares pursuant and/or traceable to the Prospectuses.

44.   Plaintiff and the Class have sustained damages. The value of Fund shares has declined substantially subsequent to and because of Defendants' violations.

45.   At the time of their purchases of Fund shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to the disclosures herein. Less than one year elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff commenced this action. Less than three years elapsed between the time that the securities upon which this Cause of Action is brought were offered to the public and the time Plaintiff commenced this action.

SECOND CAUSE OF ACTION

For Violations of Section 12(a)(2) of the Securities Act
Against Infinity Q, Quasar, and Potter

46.   Plaintiff repeats and incorporates each and every allegation contained above as if fully set forth herein, except any allegation of fraud, recklessness or intentional misconduct.

47.   This claim is brought for violations of Section 12(a)(2) of the Securities Act against Defendants Infinity Q, Quasar, and Velissaris (the "Section 12 Defendants").

48.   As set forth above, the Prospectus failed to disclose material facts necessary in order to make the statements, in light of the circumstances in which they were made, not misleading.

49.   Defendants all "solicited" purchases of the Funds' shares by means of a prospectus or sold such shares to Class Members. Infinity Q supervised wholesalers who marketed the Fund to brokers, and created financial incentives for those brokers to market the Fund. Infinity Q also made the Fund's prospectuses available to investors directly through their website, and marketed

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the Fund through marketing materials prepared by Infinity Q and distributed through their website and other channels. Potter, as CEO of Infinity Q, supervised that effort. Quasar, as underwriter provided shares to investors.

50.   Plaintiff and other members of the Class did not know, nor could they have known, of the untruths or omissions contained in the Prospectuses.

51.   The Defendants named in this Claim were obligated to make a reasonable and diligent investigation of the statements contained in the Prospectus to ensure that such statements were true and that there was no omission of material fact required to be stated in order to make the statements contained therein not misleading. None of the Defendants named in this Claim made a reasonable investigation nor possessed reasonable grounds for the belief that the statements contained in the Prospectus were accurate and complete in all material respects.

52.   This claim was brought within one year after discovery in this or a related action of the untrue statements and omissions in and from the Prospectus that should have been made through the exercise of reasonable diligence, and within three years of the time that the securities upon which this Claim is brought were offered to the public by way of a Prospectus.

53.   By reason of the misconduct alleged herein, the Defendants named in this Count violated Section 12(a)(2) of the Securities Act and are liable to Plaintiff and other members of the Class who purchased or acquired the Fund's shares by way of the Prospectus, each of whom has been damaged as a result of such violations.

54.   Plaintiff and the other members of the Class who purchased the Fund's shares pursuant to the Prospectus hereby seek rescissory damages, and those who still own their shares seek rescission of their purchases and hereby tender to the defendants named in this Count those shares, which the Plaintiffs and other members of the Class continue to own, in return for the

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consideration paid for those securities, together with interest thereon.

THIRD CAUSE OF ACTION

For Violations of Section 15 of the Securities Act Against the Individual Defendants

55.   Plaintiff repeats and incorporates each and every allegation contained above as if fully set forth herein, except any allegation of fraud, recklessness or intentional misconduct.

56.   This Cause of Action is brought pursuant to Section 15 of the 1933 Act, 15 U.S.C. §77o, on behalf of the Class, against the Individual Defendants.

57.   This claim is asserted against the Individual Defendants which by virtue of being the Trust's managers and responsible for choosing Trust's investments and handling its day to-day business were control persons of the Trust during the relevant time period. Defendants were in a position to control and did control, the inclusion of the false and incomplete statements and omissions in the Registration Statement and Prospectuses.

58.   For the reasons set forth above, Control Person Defendants are liable to the Plaintiffs and the members of the Class who purchased the Fund's shares based on the untrue statements and omissions of material fact contained in the Registration Statement and Prospectuses, pursuant to Section 11 of the Securities Act, and were damaged thereby

59.   The Individual Defendants did not make a reasonable investigation nor possess reasonable grounds for the belief that the statements contained in the Registration Statement and Prospectuses were accurate and complete in all material respects. Had they exercised reasonable care, they could have known of the material omissions alleged herein.

60.   This claim was brought within one year after the discovery of the untrue statements and omissions in the Registration Statement and Prospectus and within three years after the Fund's shares were sold to the Class in connection with the Prospectuses.

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61.   By reason of such wrongful conduct, the Individual Defendants are liable pursuant to Section 15 of the Securities Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A.   Determining that this action is a proper class action and certifying Plaintiff as class representative under N.Y. C.P.L.R. art. 9, et seq., and certifying Plaintiff's counsel as Class Counsel;

B.   Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C.   Awarding Plaintiff and the other members of the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D.   Awarding rescission or a rescissory measure of damages; and

E.   Awarding such equitable/injunctive or other relief as the Court may deem just and proper, including permitting any putative Class members to exclude themselves by requesting exclusion through noticed procedures.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury.

Dated: February 25, 2021

THE ROSEN LAW FIRM, P.A.

/s/ Phillip Kim
Phillip Kim, Esq.
Laurence M. Rosen, Esq.
275 Madison Avenue, 40th Floor
New York, New York 10016
Tel.: (212) 686-1060
Fax: (212) 202-3827

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Email: pkim@rosenlegal.com
Email: lrosen@rosenlegal.com

Counsel for Plaintiff